Exhibit 99.1

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Announces Receipt of Revised Offer to Acquire the Company at $5.45 per ADS

BEIJING, China, November 4, 2013 /PRNewswire-FirstCall/ — iSoftStone Holdings Limited (“iSoftStone” or “the Company,” NYSE: ISS), a leading China-based IT services provider, today announced that the independent committee of its board of directors (the “Independent Committee”) has received a revised offer (the “Offer”), dated November 2, 2013, from a consortium (the “Consortium”) consisting of (i) Mr. Tianwen Liu, the chief executive officer and the chairman of the board of directors of the Company, (ii) ChinaAMC Capital Management Limited (“ChinaAMC”), an alternative investment platform and an affiliate of China Asset Management (Hong Kong) Limited, and (iii) Accurate Global Limited, Advance Orient Limited and CSOF Technology Investments Limited, to acquire all of the Company’s outstanding ordinary shares not currently owned by the Consortium for $0.545 per ordinary share or $5.45 per American depositary share (“ADS”, each representing ten ordinary shares of the Company) in cash (the “Transaction”), subject to certain conditions. The Offer adjusted down the proposed price of $0.585 per ordinary share or $5.85 per ADS in the non-binding proposal received by the Company’s board of directors from Mr. Liu and ChinaAMC on June 6, 2013. A copy of the Offer is attached hereto as Exhibit A.

The Independent Committee, which was formed to consider the proposed Transaction and any potential alternative transactions involving the Company, with assistance from its financial and legal advisors, is in the process of evaluating the Offer and any alternative proposals it may receive. The Independent Committee cautions the Company’s shareholders that no decision has been made by the Independent Committee or the Company’s board of directors with respect to the Company’s response to the Offer and there can be no assurance that any agreement will be executed or that this or any other transaction will be approved or consummated.

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions, including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors. iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010. For more information, please visit www.isoftstone.com.

Cautionary Statement Concerning Forward Looking Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “future,” “intends,” “plans,” “will” and similar statements. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, risks discussed in iSoftStone’s filings with the U.S. Securities and Exchange Commission. iSoftStone does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

iSoftStone Media Contact

Ms. Sophie Yang

jhyang@isoftstone.com

Beijing +86 10 5874 9292

iSoftStone Investor Contacts

Mr. Jonathan Zhang

Chief Financial Officer

ir@isoftstone.com

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Christensen

Mr. Tom Myers

tmyers@christensenir.com

Beijing +86 139 1141 3520

www.isoftstone.com

Source: iSoftStone Holdings Limited

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Exhibit A

November 2, 2013

STRICTLY PRIVATE AND CONFIDENTIAL

Goldman Sachs (Asia) L.L.C.

Attention: Dan Swift and Andrew Huang

68/F Cheung Kong Center

2 Queen’s Road Central

Hong Kong, Hong Kong SAR

Dear Messrs. Swift and Huang:

Reference is made to your process letter, dated October 30, 2013, soliciting a non-binding proposal regarding the acquisition by the Consortium (as defined below) of all of the outstanding shares of iSoftStone Holdings Limited (the “Company”) that are not already owned by the Consortium (the “Transaction”).

We began legal and accounting due diligence on the Company on August 20, 2013 and have conducted business due diligence with the management for the past three weeks. During the course of such periods, we have substantially completed our due diligence based on the materials provided by the Company and we would like to express our sincere appreciation to the management, the Independent Committee of the Board of Directors of the Company and its advisors for the time and access with which we have been provided throughout the course of the process. As you are aware, we have committed significant time and resources to the evaluation of the Company, and we believe that we can complete due diligence and execute definitive documentation with respect to the Transaction promptly with the active engagement of the Independent Committee and its advisors. In addition, we would expect to be able to close the Transaction promptly after we complete our due diligence as the only substantive closing conditions would be required regulatory and shareholder approvals.

We are highly committed to complete the Transaction in an expeditious manner and are pleased to submit a binding offer (the “Proposal”) for the Company. This Proposal underscores our continued strong interest in the Company and we look forward to the opportunity to successfully consummate this transaction with the Company.

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Set forth below are the key terms of our Proposal.

1. Consortium. The consortium (the “Consortium”) currently consists of the following members (collectively, the “Consortium Members”):

•	Mr. Tianwen Liu, the Chief Executive Officer and the Chairman of the Board of Directors of the Company;

•	ChinaAMC Capital Management Limited (the “Sponsor”), an alternative investment platform and an affiliate of China Asset Management (Hong Kong) Limited; and

•	Accurate Global Limited, Advance Orient Limited and CSOF Technology Investments Limited, existing shareholders of the Company (the “Everbright Entities”), who agreed to participate in the Transaction with the Sponsor pursuant to a Framework Agreement dated July 24, 2013, as disclosed in the Schedule 13D filed on July 26, 2013.

As you know, Mr. Tianwen Liu and the Everbright Entities have each agreed to work exclusively with the Sponsor and are interested only in pursuing this Transaction and are not interested in selling their ordinary shares or the American Depositary Shares (“ADSs,” each representing 10 ordinary shares of the Company) in any other transaction involving the Company.

2. Binding Offer Price. Our binding offer price for the Company is US$0.545 in cash per ordinary share or US$5.45 in cash per ADS, in each case other than for the ordinary shares and ADSs beneficially owned by Mr. Tianwen Liu and the Everbright Entities that may be rolled over in connection with the Transaction.

Our binding offer price has been adjusted down from the initial non-binding offer price stated in the preliminary proposal submitted by Mr. Tianwen Liu and the Sponsor to the Board of Directors on June 6, 2013 (the “Announcement”), which was based on publicly available information at that time, due to several factors, including the following:

a.	Since the Announcement, the Company has experienced and disclosed weaker than expected financial performance. The Company’s reported income from operations declined by 115.2% year-on-year for the second quarter of 2013, and the Company recorded a net loss of US$1.9 million for the second quarter of 2013 compared with a net income of US$3.6 million for the same period of 2012. In addition, the Company is expected to record a net loss for the third quarter of 2013, according to the Company’s earnings release for the second quarter of 2013.

b.	Since the Announcement, the Company has suffered worse than expected operating cash flow. The Company’s net cash used in operating activities increased from US$29.0 million for the first six months of 2012 to US$40.3 million for the first six months of 2013 and days sales outstanding was extended from 167 days for the first six months of 2012 to 194 days for the first six months of 2013. We believe that such deterioration in the cash flow has had a negative impact on the value of the Company.

c.	The Company’s total debt level has significantly increased from US$59.0 million as of March 31, 2013 to US$155.5 million as of June 30, 2013, 72.8% of which is short-term borrowings. Such total amount of the Company’s debt represents 4.1 times of the Company’s EBITDA of US$37.8 million for the twelve months ended June 30, 2013. The increased leverage ratio would significantly limit the Company’s options and would increase the Company’s costs for future financings.

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Under our binding offer price, (i) the implied equity value of the Company is US$332.4 million based on a total outstanding number of ordinary shares of 609.9 million, assuming the exercise of all in-the-money options and restricted shares units, excluding any proceeds from such exercise, and (ii) the implied enterprise value of the Company is US$411.9 million, based on the implied equity value plus (1) total debt of US$155.5 million, plus (2) minority interest of US$6.8 million, and minus (3) cash of US$82.8 million, as of June 30, 2013. The implied enterprise value of the Company represents a multiple of 10.1 times the Non-GAAP income from operations of US$40.9 million and the equity value of the Company represents a multiple of 9.9 times the Non-GAAP net income of US$33.5 million, as reported by the Company for the twelve months ended June 30, 2013.

We believe our Proposal, which represents a premium of 23.6% to the Company’s average closing price for the last 30-trading days prior to the Announcement, provides a very attractive opportunity to the Company’s shareholders to realize superior value and our commitment provides a high degree of comfort regarding the certainty of closing.

3. Transaction Structure. We plan to structure the Transaction as a merger, by which a wholly-owned subsidiary of the holding company that is 100% owned by the Consortium (“Parent”), will merge with and into the Company, making the Company privately held and wholly-owned by Parent. We hereby confirm that we are acting as principal and not as agent in relation to the proposed Transaction.

4. Financing Sources. We intend to finance the Transaction with a combination of equity provided by the Sponsor, rollover equity from Mr. Tianwen Liu, the Everbright Entities and possibly other rollover shareholders, a certain amount of cash of the Company, and debt (the “Debt Financing”) to be arranged by a reputable bank. Pursuant to a highly confident letter issued by such bank on October 25, 2013, such bank is highly confident to be able to arrange the Debt Financing, has obtained initial approvals from its credit committees for the Debt Financing and would be able to complete the Debt Financing in a timely and efficient manner. Please note that our Proposal is not subject to any financing conditions.

5. Management Retention. We plan to retain all senior management members of the Company after closing of the Transaction.

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

6. Internal Approvals. The signatories of the Proposal are duly authorized representatives of the Consortium. The Consortium has received all internal approvals necessary to submit this Proposal.

7. External Approvals. Other than customary SEC filings and antitrust approvals (if any), we do not expect that the Transaction will be subject to any governmental or regulatory approvals.

8. Due Diligence. Based upon the data access that we have received, we have substantially completed our due diligence. We have requested, and you have agreed to provide, access to certain confirmatory items (including tax due diligence) to be available at the final stage of the process. Our Proposal is subject to the completion of due diligence on such confirmatory items. We are highly confident that we will be able to complete our due diligence on these items expeditiously with your cooperation.

9. Merger Agreement. We have enclosed our proposed merger agreement as attachment 1. This agreement represents the form of merger agreement we would be prepared to execute.

10. Binding Offer Expiry Date. The Proposal will be effective until 5:00 p.m. Hong Kong time on November 30, 2013, after which we reserve the right to withdraw the Proposal, of which we would notify you in writing, unless the terms outlined in the Proposal are previously accepted or otherwise agreed. We are highly committed and are confident that the Transaction can be closed on a highly expedited basis as outlined in this letter, and we remain eager to engage with the Independent Committee or its advisors as soon as practicable. This Proposal does not constitute a binding obligation to effect the proposed Transaction, and any such binding obligation will be set forth only in the definitive agreements with respect to the proposed Transaction.

11. Public Disclosure. Mr. Tianwen Liu and Everbright Entities will, as required by law, promptly file an amendment to their respective existing Schedules 13D to disclose this Proposal. We are sure you will agree with us that it is otherwise in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the definitive agreements or terminated our discussions in connection with the proposed Transaction.

Our Proposal is highly attractive and provides full value for the shareholders of the Company. Moreover, our Proposal would deliver this value with great certainty, as we are prepared to move quickly and able to provide a cash transaction without financing contingencies. We look forward to working together with the Independent Committee and its advisors to consummate the Transaction successfully and expeditiously.

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Enclosed:

Attachment 1: Merger Agreement.

/s/ Tianwen Liu
Tianwen Liu

ChinaAMC Capital Management Limited

By:	/s/ Cynthia Zhang
Name:	Cynthia Zhang
Title:	Managing Director

Accurate Global Limited

By:	/s/ Kiril Ip
Name:	Kiril Ip
Title:	Director

Advance Orient Limited

By:	/s/ Richard Tang
Name:	Richard Tang
Title:	Director

CSOF Technology Investments Limited

By:	/s/ Kiril Ip
Name:	Kiril Ip
Title:	Director